FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Material Change Report dated October 6, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217

Houston, Texas 77084

Item 2	Date of Material Change

October 5, 2009

Item 3	News Release

Issued October 5, 2009 and distributed through the facilities of Stockwatch and “CNN Timely Disclosure” through Business Wire.

Item 4	Summary of Material Change

The Company announced a private placement to raise up to $5,525 million by issuing up to 8.5 million units at a price of $0.65 per unit, subject to an overallotment option granted to the agents to increase the offering by up to an additional 15% of the number of units at any time on or before two days prior to closing.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report

October 6, 2009

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

October 5, 2009

Not for Distribution to United States Newswire Services or

For Dissemination in the United States.

BRAZAURO ANNOUNCES A PRIVATE PLACEMENT

TO RAISE UP TO $ 5.525 MILLION

HOUSTON, TEXAS – BRAZAURO RESOURCES CORPORATION (“Brazauro” or the “Company”) (TSXV: BZO) is pleased to announce that it has engaged a syndicate of agents led by M Partners Inc and Industrial Alliance Securities Inc. (the “Agents”) to proceed with a private placement on a brokered basis to raise $5,525,000 (the “Offering”) by issuing up to 8,500,000 units (the “Units) at a price of $0.65 per Unit, subject to an over-allotment option granted to the Agents to increase the Offering by up to an additional 15% of the number of Units at any time on or before two days prior to closing. Each Unit will be comprised of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase an additional common share of the Company for a period of 18 months at a price of $1.00.

The Company has agreed to pay the Agents a cash commission equal to up to 8% of the gross proceeds of the brokered portion of the private placement. The Company will also issue to the Agents that number of agent’s warrants as is equal to up 8% of the number of Units sold under the brokered portion of the private placement. Each agent’s warrant will entitle the Agents to purchase one unit, having the same terms as a Unit, at $0.65 for a period of eighteen months following the closing date. All of the securities issued pursuant to the private placement will be subject to a hold period in Canada expiring four months and a day after the closing date.

The private placement is expected to close on or about October 22, 2009 and is subject to certain conditions typical for a transaction of this nature and the receipt of all necessary regulatory approvals including the approval of the TSX Venture Exchange.

Certain insiders may acquire securities under the private placement on a non-brokered basis. Such participation may be considered a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”). The transaction will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as the Issuer will rely upon certain exemptions provided for under MI 61-101.

Proceeds of the Offering will be used to fund ongoing exploration programs at Brazauro’s gold exploration properties in the Tapajos region of Brazil, and for general corporate purposes.

About Brazauro Resources

Brazauro is a publicly listed company (TSXV: BZO) with gold properties in the Tapajós district of Pará State in Brazil. The Company made a major gold discovery in 2004 at its 100%-controlled Tocantinzinho property (the “TZ property”). Drilling since that time has expanded the discovery significantly. Out of 97 diamond drill holes, 85 defined gold mineralization. In March 2009 the Company released an update to the 43-101 compliant resource estimate of 16.546 million tonnes of Measured Resources at an average grade of 1.317 grams per tonne Au, 29.031 million tonnes of Indicated Resources at an average grade of 1.196 grams per tonne Au, and 9.416 million tonnes of Inferred Resources at an average grade of 1.066 grams per tonne Au.

Eldorado Gold Corporation (“Eldorado”) has the option to acquire a 60% interest in the Tocantinzinho Project for $40 million by committing to an expenditure of $9.5 million over a two-year period toward completing an NI 43-101-compliant feasibility study. Eldorado will have a second option to purchase an additional 10% of the Tocantinzinho Project for a further $30 million once a construction decision has been made following the completion of a feasibility study. Eldorado will have a third option to purchase an additional 5% of the Tocantinzinho Project for a further $20 million. If the feasibility study outlines between 2 and 2.5 million proven and probable ounces of gold, the price will be increased by $5 million and if it outlines more than 2.5 million proven and probable ounces of gold, the price will be increased by $10 million. Eldorado has advised Brazauro that it has to date expended in excess of $10.2 million on exploration thereby meeting its minimum expenditure commitment.

Brazauro continues to explore for other promising properties in the greater Tapajós Region, including the Bom Jardim area for which the company recently was issued 38,000 hectares of Exploration Licenses by the DNPM.

Recently Brazauro signed an option agreement to acquire 100% of the 20,430 hectare Piranhas property located just 20 kilometers southwest of the TZ property. Unofficial historic production from this property has been reported as more than 800,000 ounces of gold.

Brazauro has also signed a non-binding letter of intent to acquire the Agua Branca project in the Tapajos region from Talon Metals Corporation as announced September 10, 2009

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Corporation Mark E. Jones, III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Some statements in this news release contain forward-looking information. These statements include, but are not limited to, statements with respect to future expenditures and activities. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the ability to complete certain activities and the timing and amount of expenditures. Brazauro does not assume the obligation to update any forward-looking statement.